UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 08, 2019

We hereby inform that today, Graña y Montero S.A.A. comply to publish the Motions and the Power of Attorney Format, corresponding to the General Shareholders Meeting of Graña y Montero S.A.A. convened on April 1, 2019, on first call, on April 5, 2019, on second call and on April 9, 2019, on third call, at 11:00 AM, in all cases, in Petit Thouars Avenue N° 4957, Miraflores, Lima, Peru. To review the following agenda items:

1.	Approval of the Annual Report, Annual Corporate Governance Report, and Audited Individual and Consolidated Financial Statements for the 2018 fiscal year.
2.	Application of Results for the 2018 fiscal year.
3.	Set and approve Board Meetings´ Attendance fee for the 2019 fiscal year.
4.	Delegation to the Board of Directors of the designation of the External Auditor for the 2019 fiscal year.

In the event that a quorum is not reached in the first call of the Meeting, a second call is scheduled for April 5, 2019 at the same time, same place and with the same agenda. Likewise, in case of not reaching the necessary quorum for the holding of the Meeting in the second call, the third call will take place April 9, 2019, at the same time, in the same place and with the same agenda.

From the date of publication of this call, the Board will make available to all shareholders on the SMV website (www.smv.gob.pe), on the company´s website (www.granaymontero.com.pe) and in the Company´s headquarters, the documents and information related to the agenda of the General Shareholders´ Meeting.

The Meeting´s Motions are attached to the present communication.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 08, 2019

ANNUAL SHAREHOLDER’S MEETING
August 13 2018

Motion N° 1

Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2018 Fiscal Year

Considering:

WHEREAS, in compliance with the General Corporations Law, with regards to the Annual Shareholders' Meeting, the Board of Directors presents the Annual Report and the Individual and Consolidated Financial Statements for the 2018 fiscal year, audited by Moore Stephens SCAI S.A., a firm represented in Peru by Vizcarra and Asociados S. Civil de R.L. (firm member of Moore Stephens International).

WHEREAS, in compliance with Article 9.4 of the General Regulations of the Board of Directors, the Board of Directors approved the Annual Corporate Governance Report for the year 2017, prepared in accordance with Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, agreeing to submit it for consideration of the Annual Shareholders' Meeting.

Motion:
Approve the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2018 Fiscal Year.

Motion N° 2

Application of Results for the 2018 Fiscal Year

Considering:

WHEREAS, in accordance with the audited financial statements of the Company for the 2018 fiscal year, the Company reported a net loss of S/ 81,793,077 (eighty-one million, seven hundred ninety-three thousand, seventy-seven and 00/100 Soles).

WHEREAS, in accordance with the refinance agreement for financial liabilities, the Company is barred from distributing dividends until such liabilities are reimbursed in full.

Motion:

Apply the net loss of S/ 81,793,077 (eighty-one million, seven hundred ninety-three thousand, seventy-seven and 00/100 Soles) for the year 2018 to the Retained Earnings account.

Motion N° 3

Board Meetings Attendance Fees for 2019 fiscal Year

Considering:

WHEREAS, in accordance with article 114 of the General Corporations Law, it is the responsibility of the General Shareholders' Meeting to determine the remuneration of the Board of Directors for 2019 fiscal year.

Motion:

Maintain the amount of S/. 7,000.00 (Seven thousand and 00/100 Soles) for attendance at each Board Meeting and S/.3,500.00 (Three thousand five hundred and 00/100 Soles) for attendance at each session of Board Committees, specifying that its application will be limited to one session per month of the Board of Directors and each of the Committees.

Likewise, it is also proposed that the Supplementary fee is S/. 84,000.00 (Eighty four thousand and 00/100 Soles) per Director, equivalent to double the fixed remuneration of the board of directors, as has historically been the company's policy. This figure will be adjusted proportionally with the results of the 2019 fiscal year, based on a net profit of S/ 100,000,000.00 (One hundred million and 00/100 Soles), excluding the profit generated by the sale of assets from the divestment plan of the company.

The aforementioned proposal was approved at the Annual Shareholders Meeting of August 13, 2018, when the remuneration of the Board of Directors for 2018 was determined.

Motion N° 4

Delegation to the Board of Directors of the designation of the External Auditor for the 2019 Fiscal Year

Considering:

WHEREAS, pursuant to Article 114 of the General Corporation Law, it is the responsibility of the Annual Compulsory Shareholders' Meeting to designate or delegate to the Company's Board of Directors, the designation of the external auditor for the current fiscal year.

Motion:

Delegate to the Board of Directors the designation of the external auditor, from the auditor list presented to the Shareholders´ Meeting, of the Company for the 2019 Fiscal Year.